EXHIBIT 11

DUPONT PHOTOMASKS, INC.

EARNINGS (LOSS) PER SHARE COMPUTATION

(Dollars in thousands, except share data)

(unaudited)

	Basic	Diluted
	Three Months Ended December 30, 2001
Weighted average shares outstanding	17,854,578	17,854,578
Dilutive effect of stock performance plans	—	200,760
Shares for EPS	17,854,578	18,055,338
Net income	$367	$367
Earnings per share	$0.02	$0.02

	Basic	Diluted
	Three Months Ended December 30, 2002
Weighted average shares outstanding	17,993,994	17,993,994
Net loss	$(23,017)	$(23,017)
Loss per share	$(1.28)	$(1.28)

	Basic	Diluted
	Six Months Ended December 30, 2001
Weighted average shares outstanding	17,844,930	17,844,930
Net loss	$(2,616)	$(2,616)
Loss per share	$(0.15)	$(0.15)

	Basic	Diluted
	Six Months Ended December 30, 2002
Weighted average shares outstanding	17,982,365	17,982,365
Net loss	$(28,512)	$(28,512)
Loss per share	$(1.59)	$(1.59)

We had outstanding anti-dilutive commitments under our stock performance plans covering 2,828,444 and 4,392,116 shares for the three months ended December 30, 2001 and 2002, respectively. We had outstanding anti–dilutive commitments under our stock performance plans covering 3,710,633 and 4,392,116 shares for the six months ended December 30, 2001 and 2002, respectively. For the three months and six months ended December 30, 2001 and 2002, 941,088 shares for the effect of the convertible notes were not included in the computations of diluted EPS because the effect of including the convertible notes would have been anti-dilutive.